Rock My Reunion, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to May 31, 2026

TABLE OF CONTENTS



RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Rock My Reunion, Inc. Management

We have reviewed the accompanying financial statements of Rock My Reunion, Inc. (the Company) which comprise the balance sheet as of May 31, 2026 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

June 12, 2026

ROCK MY REUNION, INC.
BALANCE SHEET

As of May 31, 2026

ASSETS

Current Asset:

Cash and Cash Equivalents	$	2,500
Total Current Asset		2,500
TOTAL ASSETS	$	2,500

LIABILITIES AND EQUITY

TOTAL LIABILITIES	$	-
EQUITY		
Common Stock		85
Additional Paid-in Capital		2,915
Accumulated Deficit		(500)
TOTAL EQUITY	$	2,500
TOTAL LIABILITIES AND EQUITY	$	2,500

See Accompanying Notes to these Unaudited Financial Statements

ROCK MY REUNION, INC.
STATEMENT OF OPERATIONS

Inception through
May 31, 2026

Operating Expenses		
Start-up Costs	$	500
Total Operating Expenses		**500**
Total Loss from Operations	$	**(500)**
Net Loss	$	**(500)**

See Accompanying Notes to these Unaudited Financial Statements

ROCK MY REUNION, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
	# of Shares	$ Amount			
Beginning balance at 05/26/2026	-	-	-	-	-
Issuance of Common Stock	8,500,000	85	2,915	-	3,000
Net Loss	-	-	-	(500)	(500)
Ending balance at 05/31/2026	8,500,000	85	2,915	(500)	2,500

See Accompanying Notes to these Unaudited Financial Statements

ROCK MY REUNION, INC.
STATEMENT OF CASH FLOWS

		Inception through **May 31, 2026**
OPERATING ACTIVITIES		
Net Loss	$	(500)
Adjustments to reconcile Net Loss to Net Cash provided by (used in) operations:		
Increase (Decrease) in Accounts Payable		-
Total Adjustments to reconcile Net Loss to Net Cash provided by (used in) operations:		-
Net Cash provided by (used in) operations:	$	(500)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Issuance of Stocks		3,000
Net Cash provided by Financing Activities	$	3,000
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	2,500
Cash at end of period	$	2,500

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	-
Income taxes	-

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Rock My Reunion, Inc. (the "Company") is a Delaware C-Corporation incorporated on May 26, 2026, with its principal place of business in Redwood City, California. The Company is developing a vertical SaaS marketplace platform purpose-built for the reunion industry. The platform is designed to reduce organizer financial risk and enable higher-quality reunion events through an escrow-first payment model, AI-assisted event planning, a sponsor marketplace, Spotify integration, built-in polling tools, and a social class feed.

The Company addresses three structural barriers that prevent approximately 60% of planned reunions from occurring: (1) organizer financial risk from fronting deposits before ticket sales; (2) production quality gaps due to limited sponsor revenue; and (3) coordination friction across multiple tools. The total addressable market is estimated at $1.8 billion across U.S. and Canadian high school, college, family, and military reunion markets.

As of the date of these financial statements, the Company is in its inception stage, is pre-revenue, and has not yet launched its platform.

The Company is currently in the process of a Regulation Crowdfunding (Reg CF) offering to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company is in its inception stage and currently pre-revenue, with operations not yet commenced on a full scale, but considers the U.S. high school reunion market as its primary target market. However, the Company intends to mitigate concentration risk by expanding into additional reunion-related markets, including college, military, and family reunions, as the platform scales.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to address the uncertainty through the successful completion of its equity raise currently in progress, along with phased development of the platform, cost containment measures, and the use of contractor-based staffing to reduce fixed overhead. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

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Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of May 31, 2026.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $2,500 cash as of May 31, 2026.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is pre-revenue but plans to generate revenues through ticketing fees of 7% per transaction, recognized at the point of sale when the ticketing transaction is completed via Stripe; sponsor revenue cuts of 25% of sponsorship fees, recognized over the event lifecycle as sponsor deliverables are fulfilled, with the majority recognized at the time of the event; AI Planning Co-Pilot fees ranging from $49 to $149 per event, recognized upon activation of AI planning tools; collateral sales ranging from $99 to $299 per event, recognized upon delivery of physical branded materials; and vendor referral fees of 10% to 15% per booking, recognized upon confirmed vendor booking.

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The Company's payments will be collected primarily at the time of transaction or prior to delivery of services through its platform and third-party payment processors.

The Company's primary performance obligation will be to provide a functional digital platform that facilitates reunion event planning, including ticketing, sponsor engagement, vendor coordination, and the delivery of related digital and physical event services, as applicable.

General and Administrative

The Company is in its inception stage and has minimal operating expenses during the period. General and administrative expenses consist primarily of incorporation costs.

Equity Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 — Compensation: Stock Compensation. No stock options or other equity awards have been granted during the inception period. The 1,500,000 shares reserved for the employee stock option pool have not been issued or granted as of the date of these financial statements.

Income Taxes

The Company was formed on May 26, 2026 and had no operations, taxable income, or filing requirements during the period ended May 31, 2026 . As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the period May 26–31, 2026, Anthony Cordova, the Company's Founder and Chief Executive Officer, paid incorporation fees of $500 and contributed $2,500 to fund the Company's initial bank deposit on behalf of the Company. These amounts were recorded as a capital contribution and credited to additional paid-in capital. No amounts are due to or from Mr. Cordova related to these transactions as of May 31, 2026.

Mr. Cordova also did not receive any cash compensation during the inception period. The CEO has agreed that his salary will commence only upon the closing of the Company's current equity raise. As of the date of these financial statements, no formal compensation agreement specifying a salary amount or other determinable compensation obligation has been executed. Accordingly, no compensation expense or related accrued compensation liability has been recognized for the inception period. CEO compensation will be established and documented pursuant to a formal compensation agreement upon the closing of the seed funding round.

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NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no outstanding debt obligations as of May 31, 2026.

NOTE 6 – EQUITY

The Company is authorized to issue 10,000,000 shares of common stock, par value $0.00001 dollars per share. As of May 31, 2026, 8,500,000 shares of common stock were issued and outstanding, all of which were held by the Company's founder.

Voting: Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Directors are elected by a plurality of votes cast, and other matters generally require the affirmative vote of a majority of shares present or represented and entitled to vote.

Dividends: Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors, subject to the Company's Certificate of Incorporation, applicable law, and any applicable rights of other classes of stock. Dividends may be paid in cash, property, or additional shares of capital stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to May 31, 2026 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 12, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.